# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 23andMe Holding Co., CIK 0001804591
CUSIP: 90138Q306
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 223 N. Mathilda Ave., Sunnyvale, California (CA), 94086
Date of event which requires filing of this statement: 01/30/2025
Amends the filing with accession number 0001193125-21-200581
Filed by CIK 0001869643
Persons authorized to receive notices and communications: ABeeC 2.0, LLC, 171 Main Street, Suite 259, Los Altos, California (CA), 94022, 650-209-9500; ANNE WOJCICKI REVOCABLE TRUST, 171 Main Street, Suite 259, Los Altos, California (CA), 94022, 650-209-9500; Trustee Anne Wojcicki, 171 Main Street, Suite 259, Los Altos, California (CA), 94022, 650-209-9500

## Reporting persons
- ABeeC 2.0, LLC (CIK 0001869643): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,931,692; sole dispositive power 0; shared dispositive power 4,931,692; aggregate amount beneficially owned 4,931,692 (20.1% of the class)
  Comment: The ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED (the "Trust") is the sole member of ABeeC 2.0, LLC (the "LLC") and Anne Wojcicki is the sole trustee of the Trust. Accordingly, rows 8 and 10 reflect that the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class B common stock, par value $0.0001 per share (the "Class B Common Stock") of 23andMe Holding Co. (the "Issuer") held by the LLC.
  
  Row 8 reflects that the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
  
  Rows 8, 10, and 11 represent shares of the Issuer's Class A common stock, par value $0.0001 per share (the "Class A Common Stock") that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. Class B Common Stock, which is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is convertible into shares of Class A Common Stock on a share-for-share basis.
  
  Row 13 is based upon (a) 19,640,404 shares of Class A Common Stock outstanding as of December 31, 2024, as provided by the Issuer, and (b) 4,931,692 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the LLC.
- THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 4,931,692; sole dispositive power 0; shared dispositive power 4,931,692; aggregate amount beneficially owned 4,931,692 (20.1% of the class)
  Comment: Rows 8 and 10 represent shares of Class B Common Stock held by the LLC. The Trust is the sole member of the LLC and Ms. Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class B Common Stock held by the LLC.
  
  Row 8 reflects that the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
  
  Rows 8, 10, and 11 represent shares of the Issuer's Class A Common Stock that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. The Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.
  
  Row 13 is based upon (a) 19,640,404 shares of Class A Common Stock outstanding as of December 31, 2024, as provided by the Issuer, and (b) 4,931,692 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the LLC.
- Anne Wojcicki (CIK 0001827709): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 574,152; shared voting power 5,056,692; sole dispositive power 574,152; shared dispositive power 5,056,692; aggregate amount beneficially owned 5,630,844 (22.4% of the class)
  Comment: Rows 7, 9, and 11 include (a) 58,621 shares of Class A Common Stock held directly by Ms. Wojcicki, (b) 511,622 stock options held by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, and (c) 3,909 restricted stock units held directly by Ms. Wojcicki that will vest within sixty days of the date hereof.
  
  Rows 8, 10, and 11 include indirect beneficial ownership of (a) 4,931,692 shares of Class B Common Stock held by the LLC and (b) 125,000 shares of Class A Common Stock held by The Anne Wojcicki Foundation ("AWF"), for which Ms. Wojcicki disclaims beneficial ownership except to the extent of her pecuniary interest therein.
  
  Rows 8 and 10 reflect that the Trust is the sole member of the LLC and Ms. Wojcicki is the sole trustee of the Trust. Accordingly, the LLC, the Trust, and Ms. Wojcicki have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class B Common Stock held by the LLC.
  
  Row 8 reflects that the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.
  
  Rows 8 and 10 also reflect that Ms. Wojcicki, as the President and Chairman of the Board of AWF, has shared power to vote and dispose, or direct the disposition, of 125,000 shares of Class A Common Stock held by AWF.
  
  Rows 8, 10, and 11 include 4,931,692 shares of the Class A Common Stock that may be obtained upon the conversion of shares of Class B Common Stock held by the reporting persons. Class B Common Stock, which is not registered under the Exchange Act, is convertible into shares of Class A Common Stock on a share-for-share basis.
  
  Row 13 is based upon (a) 19,640,404 shares of Class A Common Stock outstanding as of December 31, 2024, as provided by the Issuer, (b) 4,931,692 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the LLC, (c) 511,622 shares of Class A Common Stock issuable upon the exercise of options held by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, and (d) 3,909 restricted stock units held directly by Ms. Wojcicki that will vest within sixty days of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: 23andMe Holding Co.
Address of issuer's principal executive offices: 223 N. Mathilda Ave., Sunnyvale, California (CA), 94086
Comment: This Amendment No. 8 ("Amendment No. 8") to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock") of 23andMe Holding Co., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission ("SEC") on June 25, 2021, as amended by Amendment No. 1 filed on April 17, 2024, Amendment No. 2 filed on July 31, 2024, Amendment No. 3 filed on September 11, 2024, Amendment No. 4 filed on September 18, 2024, Amendment No. 5 filed on September 30, 2024, Amendment No. 6 filed on October 29, 2024, and Amendment No. 7 filed on November 15, 2024 (collectively, the "Initial Schedule 13D", and as amended and supplemented by this Amendment No. 8, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 8 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In response to a request from the Special Committee of the Board of Directors, Ms. Wojcicki has updated her prior statement about whether Ms. Wojcicki would be open to considering third party takeover proposals for the Issuer:

I had previously stated my intention that I would not be willing to consider third party takeover proposals for the Company. Based on subsequent developments in the interim period since that statement, I am revising my statement to indicate my willingness to consider third party takeover proposals for the Company or other strategic alternatives that may be in the best interests of the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The LLC is the record and beneficial owner of 4,931,692 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 20.1% of outstanding shares of Class A Common Stock and 69.4% of the outstanding shares of Class B Common Stock.

The Trust is the sole member of the LLC and therefore may be deemed to beneficially own the 4,931,692 shares of Class B Common Stock held by the LLC, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 20.1% of the outstanding shares of Class A Common Stock and 69.4% of the outstanding shares of Class B Common Stock.

Ms. Wojcicki is the sole trustee of the Trust and the President and Chairman of the Board of AWF. Accordingly, Ms. Wojcicki may be deemed the beneficial owner of an aggregate of 5,630,844 shares of Class A Common Stock, consisting of: (a) 58,621 shares of Class A Common Stock held directly by Ms. Wojcicki, (b) 511,622 stock options held directly by Ms. Wojcicki that have vested or will vest within sixty days of the date hereof, (c) 3,909 restricted stock units held directly by Ms. Wojcicki that will vest within sixty days of the date hereof, (d) 4,931,692 shares of Class B Common Stock held by the LLC, which may be converted into the number of shares of Class A Common Stock, and (e) 125,000 shares of Class A Common Stock held by AWF, representing beneficial ownership of 22.4% of the outstanding shares of Class A Common Stock and 69.4% of the outstanding shares of Class B Common Stock; provided, however, the foregoing amounts include Ms. Wojcicki's indirect ownership of (i) 4,931,692 shares of Class B Common Stock held by the LLC and (ii) 125,000 shares of Class A Common Stock held by AWF, for which Ms. Wojcicki disclaims beneficial ownership except to the extent of her pecuniary interest therein.

The calculation of the Class A Common Stock beneficial ownership percentages in this Item 5 are based upon (a) 19,640,404 shares of Class A Common Stock outstanding as of December 31, 2024, as provided by the Issuer, and (b) any shares of Class A Common Stock issuable upon the conversion, exercise and/or vesting of Class B Common Stock, stock options, restricted stock units or other convertible securities held by each Reporting Person (including any such securities that have vested or will vest within sixty days of the date hereof), as applicable. The calculation of the Class B Common Stock beneficial ownership percentages are based upon 7,105,086 shares of Class B Common Stock outstanding as of December 31, 2024, as provided by the Issuer.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement on Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
The LLC, the Trust (as the sole member of the LLC), and Ms. Wojcicki (as the sole trustee of the Trust) have shared power to vote and dispose, or direct the disposition, of 4,931,692 shares of the Class B Common Stock held by the LLC. Additionally, the LLC is manager-managed and the manager from time to time may exercise voting power with respect to the shares of Class B Common Stock held by the LLC.

Ms. Wojcicki, as the President and Chairman of the Board of AWF, has shared power to vote and dispose, or direct the disposition, of 125,000 shares of Class A Common Stock held by AWF. AWF is a 501(c)(3) non-profit organization; its address is 171 Main Street, Suite 259, Los Altos, California 94022. During the last five years, AWF has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, AWF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Ms. Wojcicki has sole power to vote and dispose, or direct the disposition, of the securities reported herein as directly held by her.
Transactions in the class effected during the past sixty days: There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

## Signatures
- ABeeC 2.0, LLC: /s/ Ryan Batenchuk, Ryan Batenchuk, Manager (01/31/2025)
- THE ANNE WOJCICKI REVOCABLE TRUST U/A/D 9/2/09, AS AMENDED AND RESTATED: /s/ Anne Wojcicki, Anne Wojcicki, Trustee (01/31/2025)
- Anne Wojcicki: /s/ Anne Wojcicki, Anne Wojcicki (01/31/2025)